10X CAPITAL VENTURE ACQUISITION CORP. II

1 World Trade Center, 85th Floor, New York, New York 10007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0001

Attn:	Jeanne Baker
Brian Cascio
Jane Park
Jason Drory

10X Capital Venture Acquisition Corp. II

Registration Statement on Form S-4

Originally Filed January 20, 2023

File No. 333-269342

November 3, 2023

To the addressees set forth above:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), 10X Capital Venture Acquisition Corp. II (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (New York City time) on November 7, 2023, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform J. David Stewart at +44.20.7710.3098 or j.david.stewart@lw.com. The Company hereby authorizes J. David Stewart to orally modify or withdraw this request for acceleration.

Very truly yours, 10X Capital Venture Acquisition Corp. II

By:	/s/ Hans Thomas
Name:	Hans Thomas
Title:	Chief Executive Officer and Chairman of the Board of Director

cc:

J. David Stewart

Ryan J. Maierson

Latham & Watkins LLP

Jack Levy

Anthony M. Saur

Morrison Cohen LLP